Annual Report

Cover Page

Name of issuer:

Oneva, Inc.

Legal status of issuer:

Form: Corporation
Jurisdiction of Incorporation/Organization: DE
Date of organization: 1/29/2014

Physical address of issuer:

55 Santa Clara Ave., #148
Oakland CA 94611

Website of issuer:

Www.oneva.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

8

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$87,779.00	$100,492.00
Cash & Cash Equivalents:	$2,215.00	$9,428.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$141,217.00	$123,566.00
Long-term Debt:	$2,313,943.00	$1,730,903.00
Revenues/Sales:	$3,416.00	$44,148.70
Cost of Goods Sold:	$12,012.00	$10,480.00
Taxes Paid:	$2,353.00	$1,429.00
Net Income:	($600,182.00)	($419,985.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Oneva, Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☑ Yes ☐ No

Reason for failure to comply:

<p>They failed to submit an annual report in the past.</p>

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Robert Page Gardyne	CTO	Oneva, Inc.	2015
Anita Gardyne	CEO	Oneva, Inc.	2014

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Robert Page Gardyne	CTO	2015
Anita Gardyne	President	2014
Anita Gardyne	CEO	2014

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Anita Gardyne	9000000.0 Common Stock	91.8

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

If an enterprise contract is not awarded or is awarded with an implementation schedule that doesn't generate significant revenue and income within a year of this funding we will not generate the revenue we expect to and company operations could be jeopardized.

We collect and store client data, including personally identifiable information of our customers and employees, in our data centers and on our networks. While we have never experienced a network security breach, should one happen our client data may be exposed, harming our business operations and potentially causing cancelation of enterprise contract(s) or even fines.

If contractor caregivers are re-classified as employees by state government agencies, that will lead to increases in COGS in the form of payroll taxes and worker's comp. Increased COGS would drive up client prices likely 16-45%, which could significantly and adversely impact adoption, retention and revenue.

A network security breach at Oneva or supplier exposes European citizen's personal data, and a poor response results in a violation of the EU's Protection Data Requirements. Violations of GDPR can result in fines up to 4% of revenue if enforceable, and could have adverse impact on enterprise contracts.

Current extensive enterprise relationships are extremely dependent on the CEO's extensive networking, and the technology and architecture are extremely dependent on the CTO/Head of Product. Protracted illness or loss of either CEO or CTO before Sales and Engineering Management roles are filled under them would cripple Oneva.

Google owns near-market competitors Care.com, Honor, and ThumbTack. Google has the resources to fund the massive pivot to business model that it would take to move Care.com to a competitive enterprise posture. Google could also rebrand or pivot Honor or Thumbtack to be more competitive, which may hurt our growth and revenues.

High levels of overall market employment tend to drive up caregiver wages, as it decreases caregiver supply. Lack of nearby available caregivers could drive up transit time, and decrease caregiver reliability and client satisfaction, and ultimately hurt the company's growth and revenues.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team, namely the two founders. The loss of services of either founder may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	10,000,000	9,653,978	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	189,611

24. Describe the material terms of any indebtedness of the issuer:

Convertible Note

Issue date	01/31/15
Amount	$191,000.00
Interest rate	6.0% per annum
Discount rate	33.0%
Uncapped Note	Yes
Maturity date	01/31/17

Variable discount started at 33% dropped to 25% then 20%.

100 cash premium on change of control or convert to stock.

This note has matured and is in the process of being extended further.

Convertible Note

Issue date	08/19/15
Amount	$462,500.00
Interest rate	6.0% per annum
Discount rate	20.0%
Valuation cap	$4,000,000.00
Maturity date	08/19/17

This note has matured and is in the process of being extended further.

Convertible Note

Issue date	11/27/16
Amount	$108,000.00
Interest rate	6.0% per annum
Discount rate	20.0%
Valuation cap	$8,000,000.00
Maturity date	11/27/18

100% cash premium on change of control

Convertible Note

Issue date	02/14/17
Amount	$347,000.00
Interest rate	6.0% per annum
Discount rate	20.0%
Valuation cap	$8,000,000.00
Maturity date	02/14/19

100% cash premium on change of control

Convertible Note

Issue date	08/31/17
Amount	$421,000.00
Interest rate	6.0% per annum
Discount rate	20.0%
Valuation cap	$12,000,000.00
Maturity date	08/31/19

100% cash premium on change of control

Convertible Note

Issue date	06/01/20
Amount	$1,060,000.00
Interest rate	6.0% per annum
Discount rate	20.0%
Valuation cap	$13,000,000.00
Maturity date	10/31/20

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
8/2015	Section 4(a)(2)	Convertible Note	$462,500	General operations
11/2016	Section 4(a)(2)	Convertible Note	$108,000	General operations
2/2017	Section 4(a)(2)	Convertible Note	$347,000	General operations
8/2017	Section 4(a)(2)	Convertible Note	$421,000	General operations
11/2018	Regulation Crowdfunding	SAFE	$55,053	General operations
6/2020	Section 4(a)(2)	Convertible Note	$1,060,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Gardyne, Don and Alison
Amount Invested	$11,000.00
Transaction type	Convertible note
Issue date	01/31/15
Interest rate	6.0% per annum
Discount rate	33.0%
Maturity date	01/31/17
Uncapped note	Yes
Relationship	CTO's brother and sister-in-law

This note has matured and is in the process of being extended further.

Name	Darden Family Trust
Amount Invested	$120,000.00
Transaction type	Convertible note
Issue date	03/01/18
Interest rate	6.0% per annum
Discount rate	20.0%
Maturity date	09/07/19
Valuation cap	$12,000,000.00
Relationship	Family trust controlled by founder's family

Name	CTO's brother and sister-in-law
Amount Invested	$10,000.00
Transaction type	Convertible note
Issue date	05/01/18
Interest rate	6.0% per annum
Discount rate	20.0%
Maturity date	05/01/20
Valuation cap	$12,000,000.00
Relationship	CTO's brother and sister-in-law

Name	Gardyne, Donald and Alison
Amount Invested	$10,000.00
Transaction type	Convertible note
Issue date	02/25/20
Interest rate	6.0% per annum
Discount rate	20.0%
Maturity date	10/31/20
Valuation cap	$13,000,000.00
Relationship	Brother in law of CTO/founder

Name	Darden Family Trust
Amount Invested	$733,000.00
Transaction type	Convertible note
Issue date	04/20/20
Interest rate	6.0% per annum
Discount rate	20.0%
Maturity date	10/31/20
Valuation cap	$13,000,000.00
Relationship	Trust controlled by founder's family

Raised as twenty-five (25) separate investments in Note 6 totaling $733,000 over an 18 month period

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Today's adults juggle caring for aging parents and children while working full-time. Oneva makes finding trusted in-home care easy with our platform to find, book, and pay high-quality caregivers as an employee benefit. In 2017, we finished a year-long pilot at Microsoft. As a result, we re-architected our platform to provide enterprise-grade security and privacy and created new mobile applications OnevaMe and OnevaPro for our customers and caregivers. We also pivoted to a pure platform offering where all caregivers are independent business operators. We completed platform redesign in late 2019 and piloted the new software on a small base of existing customers to work out teh kinks.

In December of 2019 we entered into contract negotiations with Acrisure, the 9th largest insurance broker in the United States, to distribute the Oneva platform to small/medium businesses in Northern California. We signed an exclusive distribution contract with Acrisure in February 2020 and trained Northern and Southern California Acrisure insurance brokers at annual sales conferences in four cities in March. New sales through Acrisure acquired four contracts with local enterprises for care that we started rolling out when Covid shelter in place delayed rollout as employees stayed home.

We're ready to re-engage a reemerging workforce with care and support as they go back to work starting in June..

We want to generate millions of living wage jobs, let elders age in their homes, and let workers stay in the workforce. The demand for in-home care is only going to grow: globally, our population is increasing in size and age. In the U.S. alone, the 65+ population is projected to grow from 48M to 88M by 2050. That's a lot more people who will need care – as the first in-home care company for large organizations, we're well-positioned to turn this opportunity into a massive business.

Milestones

Oneva, Inc. was incorporated in the State of Delaware in January 2014.

Since then, we have:

- Four years in business serving the in-home care market.
- Completed year-long pilot for Microsoft SF Bay Area employees providing 1,876 hours of care.
- Runner-up at TechCrunch Disrupt SF 2017.
- Winner Best Startup Silicon Valley 2015.
- CEO is ~11th black woman to raise over $1M in U.S. history and has extensive finance and executive experience at Levi's, Pacific Bell, IDG, Quantum, and UC Berkeley.
- CTO has over 30 years of engineering management at 12 Silicon Valley companies, and three exits (including Xros to Nortel for $3.25B in 2000).
- Oneva has two patents: concierge care platform and personal video commercial studio.
- Signed broker contract with Acrisure in February 2020
- Signed three enterprise customers in SF Bay Area in March 2020
- Signed one more enterprise customer in May 2020

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $3,416 compared to the year ended December 31, 2018, when the Company had revenues of $44,148.70. Our gross margin was -251.64% in fiscal year 2019, compared to 76.26% in 2018.
- *Assets.* As of December 31, 2019, the Company had total assets of $87,779, including $2,215 in cash. As of December 31, 2018, the Company had $100,492 in total assets, including $9,428 in cash.

- *Net Loss.* The Company has had net losses of $600,182 and net losses of $419,985 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $2,455,160 for the fiscal year ended December 31, 2019 and $1,854,469 for the fiscal year ended December 31, 2018.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $2,589,500 in convertibles.

We plan to use the proceeds as set forth in this Form C under "Use of Funds".

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 3 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Oneva, Inc. cash in hand is $88,125, as of June 2020. Over the last three months, revenues have averaged $1,651/month, cost of goods sold has averaged $2,206/month, and operational expenses have averaged $70,877/month, for an average burn rate of $71,432 per month. Our intent is to be profitable in 9 months.

We acquired a PPP loan to bridge to the start of covid recovery phase 2 when we expect people to go back to work but need considerable support and resources to help with children and elders, who may see facilities open later.

We expect very flat and minimal revenue through the end of June with strong rise starting in September and a big jump next January with open enrollment. Covid makes forecasting more difficult that usual but we are shooting for $1M in 2020 revenue with expenses ramping up from $70K/month to about $120K per month with additional staff needed for growth.

We have additional forms of capital available in further convertible notes in the business as well as anticipated seed round funding later this year.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.oneva.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

- Financials 1
- Financials 2

Appendix D: Director & Officer Work History

- Anita Gardyne
- Robert Page Gardyne

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Oneva SAFE
- Early Bird Oneva SAFE

Appendix C: Financial Statements

- Financials 1
- Financials 2

Appendix D: Director & Officer Work History

- Anita Gardyne
- Robert Page Gardyne

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Oneva, Inc.

By

Anita Gardyne

CEO and Co-Founder

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Robert P. Gardyne
CTO and Head of Product
6/2/2020

Anita Gardyne
CEO and Co-Founder
6/2/2020

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.